CUSIP NO. 31680Q104	13D	Page 1 of 18

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 4)

58.com Inc.

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

31680Q104

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 31680Q104	13D	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,401,427 ordinary shares (“shares”) represented by 6,067,359 Class A Ordinary Shares and 1,667,034 American Depositary Shares (“ADSs”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,401,427 shares represented by 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,401,427
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13D	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
229,416 shares represented by 148,062 Class A Ordinary Shares and 40,677 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
229,416 shares represented by 148,062 Class A Ordinary Shares and 40,677 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13D	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,630,843 shares represented by 6,215,421 Class A Ordinary Shares and 1,707,711 ADSs, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,630,843 shares represented by 6,215,421 Class A Ordinary Shares and 1,707,711 ADSs, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,630,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13D	Page 5 of 15
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,630,843 shares represented by 6,215,421 Class A Ordinary Shares and 1,707,711 ADSs, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,630,843 shares represented by 6,215,421 Class A Ordinary Shares and 1,707,711 ADSs, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,630,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 31680Q104	13D	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 Class A Ordinary Shares, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 Class A Ordinary Shares, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13D	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13D	Page 8 of 15
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 31680Q104	13D	Page 9 of 15

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,395,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13D	Page 10 of 15

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,395,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13D	Page 11 of 15
1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,395,549 shares, of which 6,067,359 Class A Ordinary Shares and 1,667,034 ADSs are directly owned by DCM V and 148,062 Class A Ordinary Shares and 40,677 ADSs are directly owned by Aff V and 1,764,706 Class A Ordinary Shares are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,395,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13D	Page 12 of 15

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,764,706 Class A Ordinary Shares all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13D	Page 13 of 15

ITEM 1.      SECURITY AND ISSUER.

This Amendment No. 4 to Schedule 13D relates to the beneficial ownership of the Class A ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of 58.com Inc., a Cayman Islands limited liability company (the “Company”) . This Amendment No. 4 supplements and amends the Schedule 13 originally filed with the Securities and Exchange Commission on November 8, 2013, as amended by Amendment No. 1 filed on March 28, 2014, Amendment No. 2 filed on June 30, 2014 and Amendment No. 3 filed on September 30, 2014 (as amended, the “Original Schedule 13D”). This Amendment No. 4 is being filed by the Reporting Persons to report changes to their beneficial ownership as a result of the Company’s acquisition of a strategic stake in Falcon View Technology Limited (“Ganji”), the holding company of the PRC entities operating Ganji.com, and an additional investment by Tencent Holdings Limited (“Tencent”). Each Reporting Person disclaims beneficial ownership of all ordinary shares of the Company, other than those reported herein as being owned by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Amendment No. 4 are based upon 178,199,634 Class A ordinary shares outstanding as of April 20, 2015.

In its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 20, 2015, the Company announced the acquisition of Ganji (the “Acquisition”). In connection with the Acquisition, all of the Class B Ordinary Shares of the Reporting Persons were converted into Class A Ordinary Shares on a one-for-one basis. Concurrently with the Acquisition, the Company announced an approximately US$400 million additional investment by Tencent pursuant to the terms of an Investment Agreement. Although none of the Reporting Persons acquired any Ordinary Shares in connection with the Acquisition, there was a material change in the percentage of Ordinary Shares that the Reporting Persons are deemed to beneficially own.

(c) Except as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Company during the past 60 days.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to add the following Exhibit:

Exhibit 1 Investment Agreement dated April 17, 2015 among the Company and Ohio River Investment Limited (incorporated by reference to Exhibit 99.1 of Tencent’s Schedule 13D/A filed with the SEC on April 20, 2015).

CUSIP NO. 31680Q104	13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2015

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi
Assistant Secretary

CUSIP NO. 31680Q104	13D	Page 15 of 15

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ André Levi
André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao
/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
THOMAS BLAISDELL

/s/ Jason Krikorian
JASON KRIKORIAN